UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 30, 2022

Commission File Number:  0-28542

ICTS INTERNATIONAL N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat 425-5, 1117 BM Schiphol-Oost, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

CONTENTS

On or about December 5, 2022 ICTS International, N.V. (the “Company”) will begin distributing to shareholders of record as of the close of business on November 30, 2022, a Proxy Statement, Power of Attorney and Proxy Card for the Company’s Annual Meeting of Shareholders scheduled to be held on December 28, 2022 (the “Meeting”).

Attached hereto and incorporated by reference herein are the Company’s Proxy Statement and Power of Attorney and Proxy Card for the Meeting.

Exhibits

Exhibit
No.	Description
99.1	Proxy Statement for the Annual Meeting of Shareholders.
99.2	Power of Attorney and Proxy Card for the Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By:	/s/ Alon Raich
Alon Raich, Managing Director and CFO

Dated: November 30, 2022